October 21, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Sharon M. Blume

Re:	Ameris Bancorp

Form 10-K for the fiscal year ended December 31, 2010

Filed March 16, 2011

Form 8-K

Filed July 21, 2011

File No. 001-13901

Ladies and Gentlemen:

Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from Ms. Sharon M. Blume to the undersigned dated September 27, 2011. For the Staff’s convenience, the Staff’s comments are listed below with the Company’s responses directly following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-11

1.	Please tell us, and revise future filings to discuss in more detail, your policy for charging off uncollectible financing receivables by loan portfolio segment (e.g., are receivables charged off after a certain number of days past due). Your disclosure should address the triggering events or other factors and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Response: Consumer loans are charged-off in accordance with the Federal Financial Institutions Examination Council’s (“FFIEC”) Uniform Retail Credit Classification and Account Management Policy. Commercial loans are charged-off when they are deemed uncollectible, which usually involves a triggering event within the collection effort. If the loan is collateral dependent, the loss is more easily identified and is charged-off when it is identified, usually based upon receipt of an appraisal. However, when a loan has guarantor support, the Company may carry the estimated loss as a reserve against the loan while collection efforts with the

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guarantor are pursued. If, after collection efforts with the guarantor are complete, the deficiency is still considered uncollectible, the loss is charged-off and any further collections are treated as recoveries. In all situations, when a loan is downgraded to an Asset Quality Rating of 60 (Loss per the regulatory guidance), the uncollectible portion is charged-off.

As requested by the Staff, the Company will disclose in its future filings the foregoing additional detail regarding its policy for charging off uncollectible receivables.

Note 2. Business Combinations, page F-15

2.	We note that you completed six FDIC-assisted acquisitions during the period October 2009 through December 31, 2010 and your disclosure in your Form 8-K filed July 21, 2011 as it relates to two additional FDIC assisted acquisitions to be completed in 2011. Please tell us whether you have filed, or intend to file, a SAB Topic 1:K waiver for each of these acquisitions and if not, how you determined you have complied with the requirements of providing financial information required by Rule 3-05 and Article 11 of Regulation S-X.

Response: The Company has not filed, and does not intend to file, a SAB Topic 1:K waiver for any of its eight prior FDIC-assisted acquisitions. Financial statements were not required to be filed in connection with three of the acquisitions (United Security Bank, First Bank of Jacksonville and Tifton Banking Company) because such acquisitions did not involve the acquisition of a business exceeding the 20% threshold in Regulation S-X of either assets or pre-tax operating income. The Company filed audited financial statements with respect to the Darby Bank & Trust acquisition on Form 8-K/A on January 28, 2011.

Financial statements were required to be filed in connection with the remaining four FDIC-assisted acquisitions (American United Bank, Satilla Community Bank, High Trust Bank and One Georgia Bank) because each instance involved the acquisition of assets and liabilities in respect of a business exceeding 20% of the Company’s pre-tax operating income for the relevant period under Regulation S-X. However, in no case did the total acquired assets of any of these troubled institutions exceed 20% of the Company’s assets before giving effect to the acquisition.

The Interpretive Response to Question 2 of SAB Topic 1:K states that “A registrant that acquires a troubled financial institution that is deemed significant pursuant to Rule 3-05 may omit audited financial statements of the acquired entity, if such statements are not reasonably available and the total acquired assets of the troubled institution do not exceed 20% of the registrant’s assets before giving effect to the acquisition.” In each of these acquisitions, audited financial statements were not reasonably available, because such financial statements had not been prepared previously and the Company, as acquirer, did not receive complete financial information for any of the four troubled institutions. The troubled financial

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institutions were in receivership and under the control of the FDIC and the acquisitions involved FDIC-assisted transactions. In connection with each of these four acquisitions, the Company filed a Form 8-K/A that included, consistent with the Interpretative Response to Question 3 of SAB Topic 1:K, an audited statement of assets acquired and liabilities assumed, a narrative description of the anticipated effects of the acquisition on the Company’s financial condition, liquidity, capital resources and operating results, a discussion of FDIC loss-share agreements and any other FDIC assistance provided, a discussion of any intangibles recognized in the transaction and information specified by Industry Guide 3. The Form 8-K/A for American United Bank was filed on March 15, 2010; the Form 8-K/A for Satilla Community Bank was filed on July 28, 2010; and the Form 8-K/A for High Trust Bank and One Georgia Bank was filed on September 29, 2011. Based on the foregoing assessment and filings and the relief provided by SAB Topic 1:K, the Company determined in each case that it had complied with the requirements of providing financial information required by Rule 3-05 and Article 11 of Regulation S-X.

3.	It appears you have provided the disclosures required by ASC 310-30 only for your acquired loans with deterioration in credit quality. Please revise your future filings to separately provide disclosures similar to those required by ASC 310-30 for the loans acquired without deterioration of credit quality for which you are analogizing to that model.

Response: As requested by the Staff, the Company will include in its future filings disclosures similar to those required by ASC 310-30 for loans acquired without deterioration of credit quality.

Note 3. Securities, page F-21

4.	We note your disclosure that the unrealized losses associated with corporate debt securities, and more specifically preferred securities included in this investment category, are not considered to be other than temporary because the Company believes that each investment poses minimal credit risk and further, that the Company has the intent and ability to hold these investments to their maturity. In order to help us better understand the facts and circumstances specific to your institution, please address the following:

•

Provide us a list of your preferred securities by issuer detailing the amortized cost, fair value, the length of time the security has been in an unrealized loss position and the security’s credit ratings.

Response: The table below reflects the list of preferred securities by issuer, the amortized cost of each, the fair value of each, the length of time each has been in an unrealized loss position and the security’s credit rating.

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Issuer	Amortized Cost (in thousands)	Fair Value (in thousands)	Length of time in unrealized loss position	Credit rating
Wells Fargo & Company	$512	$511	>12 Months	A
United Community Banks, Inc.	5,152	2,750	>12 Months	Not Rated
Regional Diversified Funding	317	57	>12 Months	DDD
Brand Group Holdings, Inc.	1,000	1,000	<12 Months	Not Rated

Total preferred securities	$6,981	$4,318

•

Provide us with the specific individual security analysis on which you relied to conclude that each security was not other than temporarily impaired. Specifically discuss how you determined that each security would not default on any payment due as well as how you considered the current economic conditions and any negative trends. Identify any security that includes non-routine terms or structures or that is a trust preferred security, explain the terms and structures and how these factors impacted your analysis. Refer to ASC 320-10-35-33.

Response: Listed below, by security, is the Company’s individual security analysis that was used to conclude that each security was not other than temporarily impaired.

Wells Fargo & Company: The difference in fair value and amortized cost was less than $1,000 and the security had been in an unrealized loss position for less than one year. Due to these circumstances, the Company determined that other-than-temporary impairment did not exist on this security.

United Community Banks, Inc. (“UCBI”): The Company was informed through a press release issued on January 3, 2011 that UCBI would most likely exercise its right to defer the payment of regularly scheduled interest amounts due on its junior subordinated debentures. Because the debt securities issued by UCBI are unrated, the Company reviewed UCBI’s current financial statements and equity analyst recommendations. Based on UCBI’s current financial statements, the analysts’ recommendations and our estimates of future cash flows, the Company determined that the present value of estimated cash flows from this security exceed the amortized cost of this investment. Also during this review, the Company assessed a value of the net assets of UCBI to determine if these net assets would be sufficient to cover the senior debt holders of UCBI in the event of liquidation. The following findings aided the Company in ultimately placing a value on the aforementioned assets of UCBI. In reviewing the most recent financial data available, the Company observed total capital of $662.5 million, with preferred and senior debt holders amounting to approximately $328.5 million. Including UCBI’s allowance for loan losses of $174.6 million and excluding UCBI’s deferred tax assets in the amount of $137.9 million, UCBI would have approximately $370.7 million to cover losses before impacting any principal of these holders. This amount is equivalent to an 8% loss threshold on the $4.76 billion in net loans reported by UCBI. Also, this net asset amount is 107% of total non-performing assets reported.

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Based on the findings from this analysis and UCBI’s proven ability to raise capital in 2010, the Company determined that this amount of “capital” coverage to losses was sufficient enough to deem the assets temporarily impaired at this time and no other-than-temporary impairment was recorded.

Regional Diversified Funding: This security is a pool of trust preferred securities whose market value has been significantly impacted because the market sector that once bought these types of securities is no longer functioning. The market value has been significantly reduced to reflect the lack of market liquidity for this type of product. As a result of the significant market value loss for this security, the Company engaged a third party to review the investment for other-than-temporary impairment. For this review, the third party used a proprietary model specifically designed to analyze trust preferred security pools that is recognized in the industry. Their analysis stressed the cash flows using known and historically projected loss assumptions. It was apparent through this analysis that the credit supporting the senior note position was sufficient to have a carrying value significantly higher than market participants would price. As of year-end, the carrying value supplied by the outside firm was higher than the recorded book value of 78% of par on the balance sheet. In addition, all payments of principal and interest had been received as of their stated payment dates. Based on the foregoing, the Company determined that no other-than-temporary impairment existed.

Brand Group Holdings, Inc. (“Brand”): This is an unrated single issue trust preferred security. The issuer exercised its right to defer the payment of regularly scheduled interest amounts due during the fourth quarter of 2010. Based on Brand’s current financial statements and our estimates of future cash flows, we determined that the present value of estimated cash flows from this security exceed the amortized cost of this investment. Additionally, Brand issued a press release during the fourth quarter of 2010 regarding a significant investment agreement that had been reached for new capital in the amount of $125 million to be closed during the first quarter of 2011, with an additional $75 million option over the next two years for the $1 billion institution. Based on a review of Brand’s financial statements, the expected significant infusion of capital and continued discussions with Brand’s CFO, the Company determined that other-than-temporary impairment did not exist.

5.	As a related matter, please revise your disclosure here and in Note 1 to be consistent with ASC 320-10-35-33, which clarified the interaction of factors that should be considered when determining whether a debt security is other-than-temporarily impaired from an assertion of intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to an assessment of whether (a) one has the intent to sell the security, or (b) it is more likely than not that one will be required to sell the security prior to its anticipated recovery.

Response: As requested by the Staff, the Company will disclose in its future filings in this discussion and in Note 1 whether the Company has the intent to sell the

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subject security or whether it is more likely than not that the Company will be required to sell the subject security prior to its anticipated recovery. In this particular instance, the Company does not have the intent to sell the investment securities and it is more likely than not the Company would not be required to sell the investment securities before fair value recovers to amortized cost.

Note 4. Loans and Allowance for Loan Losses, page F-23

6.	We note you briefly describe each of your loan segments beginning on page 1 of your Business section. Please revise your disclosures in future interim and annual filings, either here or in Note 1, to provide a thorough and detailed description of each of your loan segments and the classes of loans within those segments for purposes of providing the disclosures required by ASU 2010-20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

Response: As requested by the Staff, the Company will include in its future interim and annual filings a thorough and detailed description of each of the Company’s loan segments and the classes of loans within those segments for purposes of providing the disclosures required by ASU 2010-20. The Company will also address the specific risk characteristics of each loan segment.

7.	We note that you exclude loans covered by FDIC loss share agreements in the disclosures required by ASU 2010-20. Please tell us how you considered whether the covered loan portfolio met the definition of a portfolio segment or class of financing receivable and revise future filings to present your ASU 2010-20 disclosures for your entire loan portfolio, including covered loans.

Response: The Company considered the covered loans as a separate portfolio segment with a different inherent credit risk profile due to the shared-loss agreements in place with the FDIC with respect to such loans. Any loans purchased in an FDIC-assisted transaction that are not covered by a shared-loss agreement have been included in the Company’s disclosures required by ASU 2010-20. As requested by the Staff, the Company will include in its future filings ASU 2010-20 disclosures for the Company’s entire loan portfolio, including covered loans.

8.	We note your disclosure on page F-25, which indicates that you had approximately $22.0 million of accruing troubled debt restructurings. In order to provide more transparent disclosure surrounding your loan modifications, please provide us with, and revise future filings to include, the following:

•	The amount of troubled debt restructurings by loan class, classified separately as accrual and non-accrual;

Response: As requested by the Staff, the Company will disclose in its future filings the amount of troubled debt restructurings by loan class, classified separately as

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accrual and non-accrual. Set forth below is such information as of December 31, 2010.

	Accruing Loans		Non-Accruing Loans
Loan Class	#	Balance (in thousands)	#	Balance (in thousands)
Real estate – construction & development	2	$786	2	$2,290
Real estate – commercial & farmland	15	19,262	3	2,864
Real estate – residential	9	1,924	1	316

Total	26	$21,972	6	$5,470

•

Quantification of the types of concessions made (e.g., rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and a discussion of your success with these different types of concessions;

Response: As requested by the Staff, the Company will disclose in its future filings quantification of the types of concessions made and a discussion of the Company’s success with these different types of concessions. The table below shows such information as of December 31, 2010. The Company has exhibited the greatest success for rehabilitation of the loan by a reduction in the rate alone (maintaining the amortization of the debt) or a combination of a rate reduction and the forbearance of previously past due interest or principal. This has most typically been evidenced in certain commercial real estate loans whereby a disruption in the borrower’s cash flow resulted in an extended past due status, of which the borrower was unable to catch up completely as the cash flow of the property ultimately stabilized at a level lower than its original level. A reduction in rate, coupled with a forbearance of unpaid principal and/or interest, allowed the net cash flows to service the debt under the modified terms.

	Accruing Loans		Non-Accruing Loans
Type of Concession	#	Balance (in thousands)	#	Balance (in thousands)
Forbearance of Interest	-	$-	2	$722
Forgiveness of Principal	4	1,145	-	-
Payment Modification Only	3	232	-	-
Rate Reduction Only	5	5,985	-	-
Rate Reduction, Forbearance of Interest	7	6,207	1	1,615
Rate Reduction, Forbearance of Principal	1	596	-	-
Rate Reduction, Payment Modification	6	7,807	3	3,133

Total	26	$21,972	6	$5,470

•

The type of collateral securing these loans and whether you obtained an appraisal of the collateral at the time you modified the loan. If you did not obtain an appraisal, describe in detail how you measured impairment;

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Response: As requested by the Staff, the Company will disclose in its future filings the type of collateral securing these loans and whether the Company obtained an appraisal of the collateral at the time the loan was modified, and where the Company did not obtain an appraisal, it will describe in detail how impairment was measured. The table below shows such information as of December 31, 2010. The Company’s policy requires a restructure request to be supported by a current, well-documented credit evaluation of the borrower’s financial condition and a collateral evaluation that is no older than six-months from the date of the restructure. If the appraisal in file is older than six-months, an evaluation must be made as to the continued reasonableness of the valuation. For certain income-producing properties, current rent rolls and/or other income information can be utilized to support the appraisal valuation, when coupled with documented cap rates within our markets and a physical inspection of the collateral to validate the current condition.

	Accruing Loans		Non-Accruing Loans
Collateral Class	#	Balance (in thousands)	#	Balance (in thousands)
Apartments	3	$3,770	-	$-
Raw Land	6	2,429	2	2,290
Hotel & Motel	2	4,199	1	2,072
Office	-	-	2	792
Retail, including Strip Centers	6	9,650	0	-
1-4 Family Residential	9	1,924	1	316

Totals	26	$21,972	6	$5,470

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The key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest specifically addressing how you consider any missed payments under the original loan terms or new revised loan terms in your accrual determination;

Response: The Company’s policy states in the event a loan has been identified as a troubled debt restructure, it should be assigned a grade of substandard and placed on nonaccrual status until such time that the borrower has demonstrated the ability to service the loan payments based on the restructured terms – generally defined as six-months of satisfactory payment history. The Company’s policy requires a restructure request to be supported by a current, well-documented credit evaluation of the borrower’s financial condition. Key factors of that evaluation include the documentation of current, recurring cash flows, support provided by the guarantor(s) and the current valuation of the collateral. All of that is designed to document that repayment of principal and interest is reasonably assured and that the borrower has demonstrated the willingness and ability to pay under the modified terms. Missed payments under the original loan terms are not considered under the new structure; however, subsequent missed payments are considered non-performance and are not considered toward the six-month required term of satisfactory payment history. As requested by the Staff, the Company will disclose in its future filings the key factors that are considered at the time a loan is restructured to determine whether the loan should accrue interest, including specifically addressing how any missed payments under the original loan terms or new revised loan terms are considered in the Company’s accrual determination.

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•	Your accounting policy regarding how many payments the borrower needs to make on a restructured loan before returning to accrual status;

Response: The Company’s loan policy states that a nonaccrual loan may be returned to accrual status when (i) none of its principal and interest is due and unpaid, and the Company expects repayment of the remaining contractual principal and interest, or (ii) when it otherwise becomes well secured and in the process of collection. Restoration to accrual status on any given loan must be supported by a well-documented credit evaluation of the borrower’s financial condition and the prospects for full repayment, approved by the Company’s Senior Credit Officer. There must be a sustained period of repayment performance (generally a minimum of six months) by the borrower in accordance with the contractual terms involving payments of cash or cash equivalents. As requested by the Staff, the Company will disclose in its future filings the Company’s accounting policy regarding payments the borrower needs to make on a restructured loan before returning to accrual status.

•	The amount of all troubled debt restructurings that have been charged-off and the amount of any allowance for loan losses allocated to these troubled debt restructurings; and

Response: As of 12/31/10, the Company had a balance of $27,442,012 in troubled debt restructurings. The Company has recorded $2,572,165 in previous charge-offs on such loans. The Company’s balance in the allowance for loan losses allocated to such troubled debt restructurings was $3,324,627. As requested by the Staff, the Company will disclose in its future filings the amount of all troubled debt restructurings that have been charged-off and the amount of any allowance for loan losses allocated to such troubled debt restructurings.

•	Whether there were any loan modifications not accounted for as troubled debt restructurings, and if so, the amounts and your basis for this conclusion.

Response: The Company’s policy states that a troubled debt restructuring is created when the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. In the normal course of business, the Company renews loans with a modification of the interest rate and/or terms. A typical transaction might include the refinance of a balloon note that originated three to five years earlier. In addition, when the Company’s performing borrowers are being pursued by other lending institutions within the Company’s markets offering lower rates than those currently charged by the Company, the Company may modify its loan terms to a market rate to retain the performing customer. In both examples, the Company may renew and/or modify its existing loans, but the modifications are not because of the financial difficulty of the borrower and a troubled debt restructure is not created. The Company modified 35 loans in 2010 totaling $23,794,905 under such parameters. In addition, the Company offers consumer loan customers an annual

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skip-a-pay program that is based on certain qualifying parameters and not based on financial difficulties. The Company does not treat these as troubled debt restructurings. As requested by the Staff, the Company will disclose in its future filings whether there were any loan modifications not accounted for as troubled debt restructurings, and if so, the amounts and the Company’s basis for such conclusion.

Impaired Loans, page F-25

9.	Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Response: The Company individually assesses for impairment all loans greater than $200,000 and rated substandard or worse. As requested by the Staff, the Company will disclose in its future filings its policy for determining which loans are individually assessed for impairment.

10.	Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

Response: When determining if the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considers the borrower’s capacity to pay, which includes such factors as the borrower’s current financial statements, an analysis of global cash flow sufficient to pay all debt obligations and an evaluation of secondary sources of repayment, such as guarantor support and collateral value. As requested by the Staff, the Company will include in its future filings a discussion of the factors considered in determining if it will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

11.	We note that your disclosure of the recorded investment in impaired loans in the second table on page F-25 appears to be net of any associated allowance for loan loss. Please note that the term recorded investment is distinguished from net carrying amount of the loan because the latter term is net of a valuation allowance, while the former term is not. Given this definition of recorded investment, please revise future filings to present the recorded investment in the loans reflecting any direct write-downs of the investment, but not to include any related allowance for loan losses.

Response: As requested by the Staff, the Company will include in its future filings a presentation of the recorded investment in the loans reflecting any direct write-downs of the investment, but the Company will not include any related allowance for loan losses.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the

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Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any additional comments or questions regarding this letter should be directed to the undersigned at telephone (229) 890-1111 or facsimile (229) 890-2235.

Sincerely,

/s/ Dennis J. Zember Jr.
Dennis J. Zember Jr., Executive Vice
President and Chief Financial Officer